Filed Pursuant To Rule 433
Registration No. 333-167132
October 29, 2010
Business News Network — The Close: October 28, 2010: Gold Trends Interview with Juan Carlos Artigas of WGC
MICHAEL HAINSWORTH: World Gold Council thinks that even after reaching record highs, bullion is not overvalued, and that modest allocations to gold in a portfolio can help investors mitigate losses and hedge against tail risks without sacrificing long-term results.
Juan Carlos Artigas is the Investment Research Manager at the World Gold Council. He’s in New York, he joins us now.
Thank you for joining us.
JUAN CARLOS ARTIGAS: Thank you Michael. I’m glad to be here.
MICHAEL: Why is it that gold is not overvalued today?
MR. ARTIGAS: Well some of the recent reports, research reports that we’ve performed, can see that if you look at gold compared to many other assets, it’s a steady and measured pace that has happened over the past ten years, put it, you know, not necessarily above any other assets that are available for investors.
So it has been a steady and measured pace, and therefore, you know, it continues to be attractive an offer—attractive characteristics for investors around the world.
MICHAEL: Does the trend continue to be our friend though? We are expecting continued U.S. dollar weakness.
Are we going to see that continued rise in bullion as the Europeans, who are seeing the richer Euro, decide to buy more?
MR. ARTIGAS: Well in our—currently in our recent Gold Investment Digest, which is a quarterly publication that provides investors with a snapshot of what happened in the previous quarter and explains some of the trends, what we see is that there is still healthy activity in the market throughout; very supportive characteristics.
Obviously concerns on economic growth and developed markets coupled with potential quantitative easing expansion and extensions of programs in the U.S. and Europe and in Japan, have provided support for the gold market.
But there’s also, you know, good support coming from Central Bank activity in which Europeans are selling less gold and their sales remain negligible at the same time that emerging market Central Banks continue to increase their research for gold.
We’ve also seen healthy activity in jewelry consumption, especially in places like China. And industrial applications for gold continue to be a steady source of demand for the market.

MICHAEL: Setting aside those fundamental reasons for gold being where it is today, tell me about the future direction of bullion not as it relates to demand or the U.S. dollar itself, but quantitative easing too.
We had a big sell-off initially in the markets yesterday that seemed to wane somewhat, on fears that the Fed will not, November 3rd, pull the trigger on flooding the market with, you know, $100 billion worth of buybacks on a monthly basis.
If they don’t do that, if that doesn’t happen, what does that mean for gold?
MR. ARTIGAS: Well, I’m not—I think that, you know, as any other market participants, we would wait to see exactly what the wording from the Fed, and what they do when they decide to do it.
However, the gold market is a very diverse; it’s a very macro asset that is affected by various factors, not only one factor.
So as you know investment is part of the component in demand, but you also have jewelry component and industrial uses of gold, Central Bank activity.
So there are still a lot of factors that continue to have a positive momentum for the gold market.
MICHAEL: Okay, then give us some perspective here. What percentage of the value we’re seeing in gold today, north of $1300, is tied to investment demand versus the fundamentals of jewelry, Central Bank buying, and things of that nature?
MR. ARTIGAS: Well, I don’t have a concrete number. I don’t have a particular model that will allow you to tell you that.
What we can—what I can tell you is that definitely from the supply and demand numbers, you can see how those factors are always important within the gold market.
For example in the first quarter of 2010 you have very healthy activity in the jewelry market. In the second quarter you also saw a lot of investment activity.
Throughout, you have had a steady source of demand from investment as well as positive dynamics from Central Banks.
MICHAEL: Because as I understand it, the jewelry market itself is something like 17% of the gold market, which is not something to stick your nose up over, but it certainly isn’t a driving force.
MR. ARTIGAS: Well, no, on the contrary, on average, if you look at five year average flows for demand and supply, demand for gold in jewelry form accounts for about 60%...
MICHAEL: Six, zero?
MR. ARTIGAS: ...while—six, zero; six, zero. You know, on average if you look at average demand flows for the past six years yes, jewelry demand has been about 60% of demand for gold.
Investment demand has been about 30% and about 10% for industrial, in the long-term picture.
MICHAEL: Oh okay, that was the kind of perspective I was looking for.

Tell me about that 10%; that industrial demand? Are we talking electronics and things of that nature?
MR. ARTIGAS: Definitely. Electronic applications and other applications in technology are very important for gold. You know, your iPad; your iPhone, and many electronic—mobile electronic devices and other electronic devices use gold as part of the components.
So, you know, as those—the demand for many of those electronics increases that always again provides some steady source of demand for gold.
MICHAEL: When I have an iPad in my hand, how much gold is in it?
MR. ARTIGAS: That’s a question that I’m not entirely sure I will be able to answer. I don’t have the number off the top of my head...
MICHAEL: I’ll have to put it to Steve Jobs, you say.
MR. ARTIGAS: I’m sure I’ll look it up.
MICHAEL: Okay.
MR. ARTIGAS: Everything uses nano-particles so its, you know...
MICHAEL: Well fascinating conversation, and thank you so much for joining us here today.
MR. ARTIGAS: Thank you, Michael.
MICHAEL: Juan Carlos Artigas, Investment Research Manager at the World Gold Council, joining us from New York.

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